

Mail Stop 3720

May 5, 2009

Via U.S. Mail and Fax +011 (81) 3 5156-0271

Mr. Kazuto Tsubouchi
Chief Financial Officer
NTT DoCoMo Inc.
Sanno Park Tower
11-1, Nagata-cho 2-chrome
Chiyoda-ku, Tokyo 100-6150
Japan

      RE: NTT DoCoMo Inc.
              Form 20-F for the fiscal year ended March 31, 2008

              File No. 001-31221

Dear Mr. Tsubouchi:

      We have completed our review of your 20-F and related filings and have no further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director